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                             March 14, 2022

       Mark Denien
       Chief Financial Officer
       Duke Realty Corporation
       Duke Realty Limited Partnership
       8711 River Crossing Boulevard
       Indianapolis, Indiana 46240

                                                        Re: Duke Realty
Corporation
                                                            Duke Realty Limited
Partnership
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed on February
18, 2022
                                                            File Nos. 001-09044
and 001-20625

       Dear Mr. Denien:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Dispositions, page 81

   1. We note your disclosure that in July 2021, you entered into a 20%-owned unconsolidated joint venture with
plans to contribute three tranches of properties for a total of nine properties. It
appears that two of the three tranches were contributed on July 27,
                                                        2021 and September 21,
2021 for $115.7 million and $172.9 million in net cash proceeds respectively and that
the joint venture financed the acquisition of these properties with a combination of third
party first mortgage loans and equity contributions from your partner. In order to
better understand the Company's accounting, please tell us how the
                                                        Company measured its
equity interest in this unconsolidated joint venture when
                                                        considering these
contributions. In that regard, please tell us how the Company considered the guidance in ASC
610-20 and whether any of these contributions resulted in a gain or
 Mark Denien
Duke Realty Corporation
March 14, 2022
Page 2
         loss upon such contribution.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 with any questions.



FirstName LastNameMark Denien                             Sincerely,
Comapany NameDuke Realty Corporation
                                                          Division of
Corporation Finance
March 14, 2022 Page 2                                     Office of Real Estate
& Construction
FirstName LastName